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                             May 1, 2023

       John Wasson
       Chief Executive Officer
       ICF International, Inc.
       1902 Reston Metro Plaza
       Reston, VA 20190

                                                        Re: ICF International,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            Form 8-K Filed
February 28, 2023
                                                            File No. 1-33045

       Dear John Wasson:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       EBITDA and Adjusted EBITDA, page 45

   1. We note that you make an adjustments for additional rent as result of talking possession of your new corporate
headquarters in your calculations of adjusted EBITDA and non-
                                                        GAAP diluted earnings
per share. Please tell us how you determined that these costs are not normal, recurring,
cash operating expenses. Refer to Question 100.01 of the Non-
                                                        GAAP Financial Measures
Compliance and Disclosure Interpretations.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures
       Service Revenue, page 45

   2. Please tell us if subcontractor and other direct costs subtracted from revenues have any
 John Wasson
ICF International, Inc.
May 1, 2023
Page 2
         margin associated with the costs or are they true pass through type of costs in which case the same amount is included in revenue and direct costs in your consolidated statements of comprehensive income.
Form 8-K Filed February 28, 2023

Exhibit 99.1, page 1

3. Reference is made to your use of Adjusted EBITDA Margin on Service Revenue, a non-
         GAAP measure, throughout the presentation. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Rule
         100(a)(1) of Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions.



FirstName LastNameJohn Wasson                                Sincerely,
Comapany NameICF International, Inc.
                                                             Division of
Corporation Finance
May 1, 2023 Page 2                                           Office of Trade &
Services
FirstName LastName